Filed pursuant to Rule 433

Registration No. 333-213263

September 11, 2017

Brookfield Infrastructure Partners Presentation to investors September 11, 2017 A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Important Notice Disclaimer This presentation has been prepared for informational purposes only from information supplied by Brookfield Infrastructure Partners L.P. (“BIP”, “Brookfield Infrastructure”, the “Partnership”, “we”, “us” or “our”) and from third-party sources indicated herein. Such third-party information has not been independently verified. Brookfield Infrastructure makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. CAUTION REGARDING FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “plan”, “grow”, “expect”, “would”, “could”, “anticipate”, “may”, “sustainable”, “grow”, “expect”, “look”, “pipeline”, “estimate”, “contingent”, “intend”, “backlog”, “potential”, “target”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements and information in this presentation include statements regarding expansion of Brookfield Infrastructure’s business, growth in FFO, the likelihood and timing of successfully completing the acquisitions, asset sales and investment opportunities referred to in this presentation, completion of our backlog of organic growth projects and future growth initiatives, future commitment of capital to additional projects, potential future investment opportunities, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this presentation include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this presentation as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and the prospectus for the offering to which this presentation relates and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Important Notice (cont’d) IMPORTANT NOTE REGARDING NON-IFRS FINANCIAL MEASURES To measure performance we focus on net income as well as funds from operations (“FFO”), FFO per unit, adjusted funds from operations (“AFFO”), adjusted EBITDA and invested capital, which we refer to throughout this presentation. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other non-cash items. We define AFFO as FFO less maintenance capital expenditures. We define adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. We define invested capital as partnership capital removing the following items: non-controlling interest – in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on invested capital as AFFO divided by the weighted average invested capital for the period. These measures are not calculated in accordance with, and do not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) and therefore are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures in the Appendix to this presentation, as well as reconciliations in the Partnership’s most recent Annual Report on Form 20-F and the Partnership’s most recent interim report for more information on certain of these measures, including reconciliations to the most directly comparable IFRS measures. COMPARABLES Page 5 of this presentation contains comparables regarding the Standard & Poor’s 500 Index (“S&P 500”), the Standard & Poor’s S&P/TSX Composite Index (the “S&P/TSX Composite Index”), the Standard & Poor’s 500 Utilities Index (the “S&P Utilities Index”), the Alerian Master Limited Partnerships Index (the “Alerian MLP Index”) and the Dow Jones Brookfield Infrastructure Index (“DJB Infrastructure Index”) (collectively, “Comparables”). The Comparables are considered to be an appropriate basis for comparison with the Partnership because these are the key benchmarks the Partnership compares itself against. The information relating to the Comparables has been obtained or derived from public sources, and has not been verified by Brookfield Infrastructure or the investment dealers attending this presentation. Investors will not be entitled to a remedy under applicable Canadian securities legislation in the event that the Comparables contain a misrepresentation. PRESENTATION OF FINANCIAL INFORMATION All references to “$” or “US$” are to U.S. dollars, unless stated otherwise. MORE INFORMATION The Partnership has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the limited partnership units offered to the public (the “Offering”). Before you invest, you should read the prospectus in that Registration Statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and the Offering. The Partnership will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in the United States from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 800-831-9146, or from RBC Capital Markets LLC, Attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, phone: 877-822-4089, email: equityprospectus@rbccm.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY, 10019, phone: 212-827-7392, or from HSBC Securities (USA) Inc., Attn: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, phone: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com, or in Canada from RBC Dominion Securities Inc., Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2. phone: 416-842-5349; email: Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attn: Symcor, NPM, 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or from Citigroup Global Markets Canada Inc., phone: 416-947-5500, or from HSBC Securities (Canada) Inc. ATTN: Lucy D'Anselmi, 250 University Avenue, 3th Floor, Toronto, Ontario, Canada M5H 3E5, or from Merrill Lynch Canada ATTN: Lisa Loughery, 181 Bay Street, 4th Floor, Toronto, Ontario, Canada M5J 2V8, phone: 416-369-7558

Brookfield Infrastructure – Overview Generates a current yield of ~4%2 and has a strong track record of growing distributions We are one of the largest, globally diversified infrastructure owners in the world with operations in North and South America, Asia Pacific and Europe Our assets are comprised of critical and diverse infrastructure networks over which energy, water, goods, people and data flow or are stored We target a 12-15% total annual return on invested capital measured over the long term For the 12 month period ended June 30, 2017. Based on the current quarterly distribution of $0.435 and unit price of $43.35 being the price at close of market on September 8, 2017. Proven management team & strategy Attractive sector High quality assets Sustainable cash flows Strong financial position INVESTMENT HIGHLIGHTS Our Adjusted EBITDA1 is: ~70% indexed to inflation ~95% regulated/contracted ~40% direct exposure to GDP growth CASH FLOW ATTRIBUTES

BIP has been a strong performer since its inception almost a decade ago Track record of creating wealth for unitholders with strong annual growth Calculated as the compounded annual growth rate (CAGR) of FFO for the years 2009-2017 (annualized), inclusive. Represents compounded annualized total return for BIP (NYSE) including reinvestment of unit distributions as at August 31, 2017 as referenced in the table above. Calculated as the CAGR of BIP distributions for the years 2009-2017 (annualized), inclusive. This table contains comparables. See page 3 for more information. 20% FFO/UNIT GROWTH1 20% TOTAL RETURN SINCE INCEPTION2 12% DISTRIBUTION GROWTH3 STRONG UNIT PERFORMANCE Annualized Total Return4 (As at August 31, 2017) 1-Year 5-Year Since Inception* BIP (NYSE) 44% 20% 20% BIP (TSX) 38% 26% 27% S&P 500 16% 14% 8% S&P/TSX Composite Index 7% 8% 4% S&P Utilities Index 16% 13% 7% S&P/TSX Capped Utilities Index 10% 7% 6% Alerian MLP Index (3%) -% 6% DJB Infrastructure Index** 14% 10% 7% Peer Group *January 2008; TSX since inception data as of Sept. 2009 **No dividend reinvestment for the index

2017 has thus far been another successful year for the business Reflecting progress on executing our long-term strategy: Opportunistic investments in operating groups Executed successfully on our Brazilian strategy as we completed acquisition of Brazilian natural gas transmission asset, and steadily progressing construction on the nearly 4,200 km of electricity transmission lines in Brazil we have been awarded Growing backlog of organic capital projects Backlog of capital projects currently stands at $2.4 billion – doubled in past two years – and close to committing to approximately $1.5 billion1 of additional projects Generated record results in latest quarter Recorded FFO2 of $295 million, or $0.80 on a per unit basis, represents year-over-year increases of 28% and 19%, respectively Organic growth of 10% and contribution from new investments Launched next phase of capital recycling program Initiated the first of several asset sale processes, targeted total proceeds of $1.0 - $2 billion over the next 6-12 months3 There is no certainty that any or all of the projects comprising the capital backlog will be completed or that the anticipated funds will be committed to additional projects. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information. See Appendix for a reconciliation to net income attributable to partnership and net income per limited partnership unit. There is no certainty that any or all of the asset sale processes will be completed or that the anticipated proceeds be received. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

Summary of offering and use of proceeds Raising $1 billion of equity (including private placement to Brookfield) Planning to replenish the company’s liquidity position to invest in the following: A growing backlog of organic growth projects1 Currently $2.4 billion Requires $0.5 billion of new capital in next 12 months ~$1.5 billion1 of additional projects that we are looking to commit to in next 3-6 months A robust pipeline of potential European and Asian investment opportunities currently being progressed There is no certainty that any or all of the projects comprising the capital backlog will be completed or that the anticipated funds will be committed to additional projects. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

Growing Capital Backlog Our capital backlog consists of projects that have been awarded to us and ones that we have committed to or have filed with regulators that we expect will be commissioned in the next 2-3 years1 Breakdown by operating group as follows: The largest projects include new connections and smart meter installations at our UK regulated distribution business, capacity expansions at our toll road operations, and the Gulf Coast expansion at our North American gas pipeline business. See page 9 for further detail. There is no certainty that any or all of the projects comprising the capital backlog will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information. (in U.S. millions) TOTAL CAPITAL TO BE COMMISSIONED PROJECTED 2018 SPEND1 Utilities $ 1,133 $ 525 Transport 975 310 Energy 194 85 Communications Infrastructure 70 25 TOTAL CAPITAL BACKLOG $ 2,372 $ 945 A. Funding plan consists of: Non-recourse financing $ 300 Retained cash flow 190 New capital 455 Total $ 945 We target total annual returns of 12% to 15%

Potential Pipeline of Growth Projects We expect to require an additional $500-800 million of new capital over the next 2-3 years to fund these projects We are also currently pursuing approximately $1.5 billion1 of additional projects Several attractive opportunities to continue building out each of our operating groups: (millions) Acquisition of 2 million smart meters from a leading energy retailer in the UK $ 500 Expansion of existing natural gas transmission network in the U.S. 200 Build-out of a water desalination facility in the U.S. 200 Further expansions of South American toll road businesses 150 Additional build-out of Fibre-to-the-home networks in France 100 District energy expansion opportunities in North America and Australia 100 Various network expansions 250 TOTAL1 $ 1,500 There is no certainty that the anticipated funds will be committed to additional projects or that such projects will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

Robust M&A Pipeline Evaluating several investments in the telecom, transportation and energy sectors Seeking value by focusing on: Larger transactions, and Corporate carve-outs leveraging existing operating presence Communications sector in Europe and Asia providing numerous opportunities that could be actionable in H2 2017

Pro-Forma Offer

Brookfield

PARTNERSHIP CAPITAL

Current units outstanding (fully exchanged basis)	369.7
Newly issued units (estimate)	24.1
Pro-forma total units outstanding	393.8
% increase in # units outstanding	6.5%

HIGH LEVEL CORPORATE LIQUIDITY SUMMARY

US$ BILLIONS		AMOUNT
Corporate liquidity[1] at June 30/17	$	1.8
Disclosed transactions		
Corporate bond maturities		(0.4)
Indian telecom and Brazilian toll road investments		(0.4)
Funding of next 12 months of capital project spend		(0.5)
New events		
Proceeds from equity issuance*		1.0
Add'l 'Tuck-in' investments within toll road and transmission business[2]		(0.2)
Minimum available liquidity to pursue additional investments	**$**	**1.3**
Plus targeted proceeds from asset sales **($1.0-$2.0 billion in next 6-12 months)[2]**	**$**	**2.3+**

*Assuming $700 million public offering and $300 million private placement to Brookfield.

1) Corporate liquidity refers to the sum of: (i) corporate cash and cash equivalents, (ii) committed corporate credit facility, (iii) subordinate corporate credit facility, less (iv) draws on corporate credit facility, and (v) commitments under corporate credit facility.

2) There is no certainty that any or all of the asset sale processes will be completed or that the anticipated proceeds be received. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

11

Appendix – Reconciliation of non-IFRS measures

Reconciliation of Non-IFRS Measures to IFRS Measures US$ MILLIONS, UNAUDITED Three months ended June 30, 2017. Net income attributable to partnership1 $ 5 Add back or deduct the following: Depreciation and amortization 186 Deferred income taxes 5 Mark-to-market on hedging items and other 99 FFO $ 295 The following table reconciles net income attributable to the partnership, the most directly comparable IFRS measure, to FFO, a non-IFRS financial metric: The following table reconciles net (loss) income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric: US$ MILLIONS, Except per unit, UNAUDITED Three months ended June 30, 2017. Net (loss) income per limited partnership unit1 $ (0.06) Add back or deduct the following: Depreciation and amortization 0.50 Deferred income taxes 0.01 Mark-to-market on hedging items and other 0.35 Per unit FFO2 $ 0.80 Includes net income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield, general partner and limited partners. During the three-month period ended June 30, 2017, on average there were 369.6 million units outstanding.